UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2019
Commission File Number: 001-36484

HERMITAGE OFFSHORE SERVICES LTD.
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ⌧           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Administrative Services Agreement
On June 19, 2019, Hermitage Offshore Services Ltd. (the “Company”) entered into an agreement with Scorpio Services Holding Limited (“SSH”) for the provision of administrative staff and office space, and administrative services, including accounting, legal, compliance, financial and information technology services (the “Administrative Services Agreement”). SSH is a related party of the Company.
The Administrative Services Agreement is on substantially the same terms as the Company’s existing management agreement with Nordic American Tankers Limited applicable to the Company’s 10 platform supply vessels (the “PSVs”) that is scheduled to terminate on October 28, 2019 (the “Termination Date”). Under the terms of the Administrative Services Agreement, the Company shall pay an annual fee of $10,000 per vessel (the “Fee”), and will reimburse SSH for the reasonable direct or indirect expenses it incurs in providing the Company with the administrative services described above. The Fee will not be payable to SSH with respect to the PSVs until after the Termination Date.
The Administrative Services Agreement may be terminated by the Company upon 180 days’ notice, unless terminated earlier in accordance with the provisions of the Administrative Services Agreement.
Equity Line of Credit
Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of the Company, dated June 20, 2019, announcing that the Company sold an additional 1,421,472 common shares under its previously announced equity line of credit for $3.51748 per share and aggregate net proceeds of $5 million. The Company has 20,162,143 common shares outstanding after giving effect to this transaction.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HERMITAGE OFFSHORE SERVICES LTD.
(registrant)

Dated: June 21, 2019	By:	/s/ Emanuele Lauro
Emanuele Lauro Chairman and Chief Executive Officer

Exhibit 99.1

Hermitage Offshore Services Ltd. Announces Sale of Common Shares under Equity Line of Credit

Hamilton, Bermuda,  June 20, 2019.
Hermitage Offshore Services Ltd. (the “Company”) announced today that it has sold an additional 1,421,472 common shares under its previously announced equity line of credit for $3.51748 per share and aggregate net proceeds of $5 million.  710,736 shares were issued to each of Scorpio Offshore Investments Inc., a related party, and Mackenzie Financial Corporation, for and on behalf of the funds and accounts managed thereby.  The net proceeds of this issuance are expected to be used for working capital purposes, particularly to manage expected timing differences between supplier payments and customer collections.  Additionally, the Company’s two anchor handling tug supply vessels are scheduled for their class required special survey in July and August of 2019.  Each of these vessels is expected to be offhire for approximately 20 days, and the drydock costs are estimated to be approximately $1.4 million per vessel.
The Company has 20,162,143 common shares outstanding after giving effect to this transaction.

About the Company
Hermitage Offshore Services Ltd. is an offshore support vessel company that owns 23 vessels consisting of 10 platform supply vessels, or PSVs, two anchor handling tug supply vessels, or AHTS vessels, and 11 crew boats.  The Company’s vessels primarily operate in the North Sea or the West Coast of Africa.  Additional information about the Company is available at the Company's website www.hermitage-offshore.com, which is not a part of this press release.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.
The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the offshore support vessel (OSV) market, changes in charter hire rates and vessel values, demand in offshore supply vessels, the Company’s operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
Contacts:

Hermitage Offshore Services Ltd.
+ 377 9798 5717 (Monaco)
+ 1 646 432 3315 (New York)
Web-site: www.hermitage-offshore.com